Jardines

04 MAR -3 AM 7:21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

24th February 2004

04010279

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2003 Preliminary Announcement of Results; and
2. Preliminary Financial Statements for the year ended 31st December 2003.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 04 2004
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

dlw 3/4

HONGKONG LAND HOLDINGS LIMITED

Preliminary Financial Statements

for the year ended 31st December 2003

24th February 2004

Highlights

- **Hong Kong office market stabilises in second half**
- **Central office portfolio vacancy reduced to 7%**
- **Major renovation of Landmark complex underway**
- **Good sales progress in three residential schemes**

- **Results**

	2003 US$m	Restated 2002 US$m	Change %
Underlying profit attributable to shareholders	**174**	192	(10)
Loss attributable to shareholders	**(569)**	(679)	n/m
Shareholders' funds	**3,640**	4,310	(16)
Adjusted shareholders' funds*	**4,215**	4,957	(15)
Net borrowings	**1,568**	1,592	(2)

	US¢	US¢	%
Underlying earnings per share	**7.80**	8.64	(10)
Loss per share	**(25.54)**	(30.51)	n/m
Cash flow per share	**5.65**	7.70	(27)
Dividends per share	**6.00**	7.50	(20)

	US$	US$	%
Net asset value per share	**1.64**	1.94	(15)
Adjusted net asset value per share*	**1.89**	2.23	(15)

* In preparing the Group's financial statements under International Financial Reporting Standards ('IFRS'), the fair value model for investment properties has been adopted in 2003. In accordance with this model, the Group's investment properties have been included at their open market value as determined by independent valuers. As there is no capital gains tax in territories where the Group has significant leasehold investment properties, no tax would be payable if those properties were to be sold at the amounts included in the financial statements. In relation to leasehold investment properties, however, IFRS require deferred tax on any revaluation amount to be calculated using income tax rates. This is in contrast to the treatment for the revaluation of element of freehold properties where IFRS require capital gains tax rates to be used. As Management considers that the Group's long leasehold properties have very similar characteristics to freehold property, the adjusted shareholders' funds and adjusted net asset value per share information is presented on the basis that would be applicable if the leasehold properties were freeholds. The adjustments made add back the deferred tax provided in the financial statements that would not have been provided if the properties were freeholds, which in any event would not be payable on a sale of the properties.

HONGKONG LAND HOLDINGS LIMITED

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Revenue	1	383.7	396.6
Cost of sales		(100.5)	(84.2)
Gross profit		283.2	312.4
Other income		0.3	0.5
Administrative and other expenses		(27.9)	(29.6)
		255.6	283.3
Decrease in fair value of investment properties		(824.3)	(987.7)
Asset impairments and disposals	2	10.2	(25.3)
Operating loss	3	(558.5)	(729.7)
Net financing charges	4	(64.5)	(64.8)
Share of results of joint ventures	5	(5.3)	(4.1)
Loss before tax		(628.3)	(798.6)
Tax	6	60.0	119.6
Loss for the year		(568.3)	(679.0)
Loss attributable to shareholders		(568.5)	(679.1)
Profit attributable to minority interests		0.2	0.1
		(568.3)	(679.0)
		US¢	US¢
Loss per share	7	(25.54)	(30.51)

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Net operating assets			
Tangible assets	8		
Investment properties		5,506.9	6,249.8
Others		12.2	13.0
		5,519.1	6,262.8
Joint ventures	9	267.3	244.1
Other investments	10	3.7	3.7
Deferred tax assets	11	6.5	0.9
Pension assets	12	8.8	9.4
Other non-current assets		0.6	-
Non-current assets		5,806.0	6,520.9
Properties held for sale		38.1	48.1
Debtors, prepayments and others	13	146.1	240.9
Bank balances and other liquid funds	14	599.6	550.6
Current assets		783.8	839.6
Creditors and accruals	15	(178.6)	(219.1)
Borrowings	16	(81.5)	(68.1)
Current tax liabilities		(9.5)	(26.9)
Current liabilities		(269.6)	(314.1)
Net current assets		514.2	525.5
Long-term borrowings	16	(2,085.6)	(2,074.6)
Deferred tax liabilities	17	(593.6)	(660.9)
		3,641.0	4,310.9
Total equity			
Share capital	19	229.5	229.5
Revenue and other reserves	20	3,488.4	4,158.5
Own shares held	21	(77.7)	(77.7)
Shareholders' funds		3,640.2	4,310.3
Minority interests		0.8	0.6
		3,641.0	4,310.9

Approved by the Board of Directors on 24th February 2004

PERCY WEATHERALL
NICHOLAS SALLNOW-SMITH
Directors

Consolidated Statement of Changes in Equity

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
At 1st January			
Total equity			
- as previously reported		260.4	465.7
- effect of adopting IAS 40 (revised 2003) net of tax		4,050.5	4,789.3
- as restated		4,310.9	5,255.0
Attributable to minority interests		(0.6)	(0.5)
Shareholders' funds		4,310.3	5,254.5
Net exchange translation differences			
- amount arising in the year		10.7	26.7
- transfer to consolidated profit and loss account		-	3.1
Revaluation of other investments			
- fair value gains		-	14.2
- transfer to consolidated profit and loss account on disposal		-	(87.2)
Cash flow hedges			
- fair value gains/(losses)		4.9	(46.2)
- transfer to consolidated profit and loss account		16.3	24.6
Net gains/(losses) recognised directly in equity		31.9	(64.8)
Loss for the year		(568.3)	(679.0)
Total loss recognised		(536.4)	(743.8)
Profit attributable to minority interests		(0.2)	(0.1)
		(536.6)	(743.9)
Dividends	23	(133.5)	(200.3)
Shareholders' funds at 31st December		3,640.2	4,310.3
At 31st December			
Total equity		3,641.0	4,310.9
Attributable to minority interests		(0.8)	(0.6)
Shareholders' funds		3,640.2	4,310.3

Consolidated Cash Flow Statement

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Cash flows from operating activities			
Operating loss		(558.5)	(729.7)
Depreciation and amortisation	3	1.1	1.2
Decrease in fair value of investment properties		824.3	987.7
Asset impairments and disposals		(10.2)	25.3
Increase in properties held for sale, debtors, prepayments and others		(13.6)	(22.0)
Increase/(decrease) in creditors and accruals		3.1	(0.9)
Interest received		18.8	29.5
Interest and other financing charges paid		(83.2)	(88.8)
Tax paid		(31.9)	(11.5)
Dividends received		0.9	2.0
		150.8	192.8
Cash flows from investing activities			
Major renovations expenditure		(25.0)	(21.5)
Developments capital expenditure		(47.0)	(102.7)
Investments in and loans to joint ventures		(59.3)	(20.3)
Purchase of other investments		-	(1.3)
Disposal of associates, joint ventures and other investments		118.1	4.0
		(13.2)	(141.8)
Cash flows from financing activities			
Net proceeds from issue of notes		190.5	-
Repayment of secured bank loans		(262.9)	(618.0)
Drawdown of unsecured bank loans		349.5	751.9
Repayment of unsecured bank loans		(231.3)	(5.8)
Dividends paid by the Company		(133.2)	(199.3)
		(87.4)	(71.2)
Effect of exchange rate changes		0.6	0.6
Net increase/(decrease) in cash and cash equivalents		50.8	(19.6)
Cash and cash equivalents at 1st January		546.6	566.2
Cash and cash equivalents at 31st December	24	597.4	546.6
		US¢	US¢
Cash flow per share	25	5.65	7.70

Principal Accounting Policies

a. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards, including International Accounting Standards ('IAS') and interpretations adopted by the International Accounting Standards Board.

The Group implemented the following revised IAS in 2003:

IAS 1	(revised 2003)	Presentation of Financial Statements
IAS 2	(revised 2003)	Inventories
IAS 8	(revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	(revised 2003)	Events After the Balance Sheet Date
IAS 16	(revised 2003)	Property, Plant and Equipment
IAS 17	(revised 2003)	Leases
IAS 21	(revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24	(revised 2003)	Related Party Disclosures
IAS 27	(revised 2003)	Consolidated and Separate Financial Statements
IAS 28	(revised 2003)	Investments in Associates
IAS 31	(revised 2003)	Interests in Joint Ventures
IAS 32	(revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33	(revised 2003)	Earnings Per Share
IAS 39	(revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40	(revised 2003)	Investment Property

The above revised standards are applied in advance of their effective dates.

With the exception of IAS 40 (revised 2003), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in the financial statements, as the Group was already following the recognition and measurement principles in those other standards. The comparative figures for 2002 have been adjusted or extended to conform with changes in presentation in the current year to take into account the disclosure requirements of the revised IAS which the Group implemented in 2003.

The Group's functional currency is Hong Kong Dollars. In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

The Group's reportable segments are set out in note 1.

b. Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and joint ventures on the basis set out below.

i) Subsidiaries

Subsidiaries are companies over which the Group has control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The results of subsidiaries are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Minority interests represent the proportion of the results and net assets of subsidiaries not attributable to the Group.

ii) Joint ventures

Joint ventures are companies where the Group has a contractual arrangement with third parties to undertake an economic activity which is subject to joint control.

Joint ventures are included on the equity basis of accounting. The results of joint ventures are included or excluded from their effective dates of acquisition or disposal respectively, and are based on their latest financial statements.

iii) Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary or joint venture at the effective date of acquisition. Goodwill on acquisitions of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within joint ventures, as appropriate, and is amortised using the straight line method over a period not exceeding twenty years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

The profit or loss on disposal of subsidiaries and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

iv) Own shares

The cost of shares held in the Company by a wholly-owned subsidiary and dividends thereon are eliminated from shareholders' funds.

c. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries and joint ventures together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

d. Properties

i) Investment properties

Investment properties are properties held for long-term rental yields. Investment properties are carried in the balance sheet at fair value, representing open market value determined annually by independent valuers. Changes in fair values are recorded in the consolidated profit and loss account. In accordance with IAS 40 (revised 2003), leasehold properties held for long-term rental yields are classified as investment properties and carried at fair value. This is a change in accounting policy as in previous years these properties were carried at depreciated cost. The comparative figures for 2002 have been restated to reflect the change in policy. The effect of the change has been to decrease profit attributable to shareholders for the year ended 31st December 2002 and 2003 by US$739.8 million and US$671.3 million respectively, and to increase shareholders' funds at 1st January 2002 and 2003 by US$4,789.1 million and US$4,050.2 million respectively.

The cost of maintenance, repairs and minor equipment is charged to income as incurred; the cost of major renovations and improvements is capitalised.

ii) Other properties

Other properties are stated at cost after deduction of depreciation set out in (f) below and provisions for impairment.

iii) Properties held for sale

Properties held for sale are shown at the lower of cost and net realisable value.

e. Investments

i) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account.

Results of investments are included to the extent of dividends received.

ii) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the investments.

f. Depreciation

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Building	2%
Other assets	15 – 33 1/3%

g. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts on a regular basis. Bad debts are written off during the year in which they are identified.

h. Cash and cash equivalents

For the purpose of cash flow statement, cash and cash equivalents comprise bank balances and other liquid funds, net of bank overdrafts.

In the balance sheet, bank overdrafts are included in borrowings under current liabilities.

i. Deferred tax

Deferred tax is provided, using the liability method, in respect of all temporary differences between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries and joint ventures is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

j. Pensions

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds.

For the defined benefit scheme, pension costs are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of the plan every year. Plan assets are measured at fair value and the pension obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The Group's total contributions to the defined contribution scheme are charged to the consolidated profit and loss account in the year to which they relate.

k. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are re-measured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of net investments in foreign entities.

i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

ii) Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in the hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in the hedging reserve are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

iii) Hedges of net investments in foreign entities

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserve; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account.

However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserve.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve and is recognised when the committed or forecasted transaction ultimately is recognised in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated profit and loss account.

l. Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

m. Revenue

Revenue consists of the gross inflow of economic benefits associated with a transaction. Revenue includes gross rental income, service and management charges from properties and income from property trading. Receipts under operating leases are accounted for on an accrual basis over the lease terms.

n. Borrowings and borrowing costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated either at amortised cost using the effective yield method or at fair value when accounting for fair value hedges set out in (k) above applies.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. The capitalisation rate is arrived at by reference to the actual rate payable on borrowings for development purposes or, with regard to that part of the development cost financed out of general funds, to the average rate. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

o. Earnings per share

Earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year which exclude shares held by a wholly-owned subsidiary.

1 Revenue

	2003 US$m	2002 US$m
By business		
Property		
Rental income	**303.8**	336.4
Service and management charges	**59.9**	60.2
Sales of residential properties	**20.0**	-
	383.7	396.6
By geographical area		
Hong Kong	**365.8**	378.3
Southeast Asia	**17.9**	18.3
	383.7	396.6

The Group's principal business activity is property, comprising investment, management and development for long-term investment and trading in Asia with a major portfolio in Hong Kong. It also has infrastructure interests in a container terminal, a logistics centre, a toll road and water projects in the Region.

Total contingent rents included in rental income amounted to US$1.8 million (2002: US$1.7 million).

	2003 US$m	2002 US$m
The future minimum rental payments receivable under non-cancellable leases are as follows:		
Within one year	**251.6**	258.8
Between two and five years	**273.0**	268.4
Beyond five years	**6.0**	5.8
	530.6	533.0

Generally the Group's operating leases are for terms of three years or more.

2 Asset impairments and disposals

	2003		2002	
	Gross	Net	Gross	Net
	US$m	US$m	US$m	US$m
Asset impairment reversals/(provisions)	7.0	7.0	(50.5)	(50.5)
Profit on disposal of associates and joint ventures	3.2	3.2	25.2	25.2
	10.2	10.2	(25.3)	(25.3)
By business				
Property	(0.8)	(0.8)	(2.2)	(2.2)
Infrastructure	11.0	11.0	(46.1)	(46.1)
Corporate	-	-	23.0	23.0
	10.2	10.2	(25.3)	(25.3)

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

3 Operating loss

	2003 US$m	2002 US$m
By business		
Property	276.1	304.9
Infrastructure	(0.6)	(1.4)
Corporate	(19.9)	(20.2)
	255.6	283.3
Decrease in fair value of investment properties	(824.3)	(987.7)
Asset impairments and disposals (see Note 2)	10.2	(25.3)
	(558.5)	(729.7)

The following items have been charged in arriving at operating loss:

	2003 US$m	2002 US$m
Recoverable and non-recoverable costs	84.9	84.2
Depreciation of tangible assets (see Note 8)	1.1	1.2
Directors' remuneration		
- salaries and benefits in kind	1.6	1.6
- pension costs	0.1	0.1
	1.7	1.7
Staff costs		
- salaries and benefits in kind	31.5	32.4
- defined contribution pension scheme (see Note 12)	1.7	1.7
- defined benefit pension scheme (see Note 12)	1.6	1.1
	34.8	35.2

The number of employees at 31st December 2003 was 703 (2002: 749).

4 Net financing charges

	2003 US$m	2002 US$m
Interest payable on		
Bank loans and overdrafts	(59.2)	(69.6)
Other borrowings	(17.9)	(18.8)
Total interest payable	(77.1)	(88.4)
Interest receivable	18.5	27.8
Net interest payable	(58.6)	(60.6)
Interest capitalised	0.4	3.3
Net interest	(58.2)	(57.3)
Commitment and other fees	(6.3)	(7.5)
	(64.5)	(64.8)

5 Share of results of joint ventures

	2003 US$m	2002 US$m
By business		
Property	(3.9)	(4.3)
Infrastructure	(1.4)	(0.3)
Corporate	-	0.5
	(5.3)	(4.1)

6 Tax

	2003 US$m	2002 US$m
Current tax	(15.1)	(23.6)
Deferred tax		
- revaluation surpluses of investment properties	76.4	146.5
- other temporary differences	(1.3)	(3.3)
	75.1	143.2
	60.0	119.6
By geographical area		
Hong Kong	60.6	120.0
Mainland China	(0.2)	(0.3)
Southeast Asia	(0.4)	(0.1)
	60.0	119.6
Reconciliation of tax and profit		
Tax at applicable tax rate	112.6	144.4
Increase in tax rate in Hong Kong	(62.3)	-
Decrease in fair value of investment properties not deductible in determining taxable profit	(9.9)	(15.4)
Asset impairments and disposals not deductible or taxable in determining taxable profit	3.3	(14.6)
Expenses not deductible in determining taxable profit	(1.0)	(0.4)
Other income not subject to tax	9.4	8.3
Recognition of previous tax losses	5.1	-
Losses not recognised	(1.1)	(1.1)
Other	3.9	(1.6)
	60.0	119.6

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Loss per share

Loss per share is calculated on loss attributable to shareholders of US$568.5 million (2002: US$679.1 million) and on the weighted average number of 2,225.6 million (2002: 2,225.6 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

Additional earnings per share are also calculated based on underlying profit attributable to shareholders. The difference between underlying profit attributable to shareholders and loss attributable to shareholders is reconciled as follows:

	2003	2002
	US$m	US$m
Loss attributable to shareholders	**(568.5)**	(679.1)
Revaluation deficits of investment properties	**828.7**	992.7
Deferred tax credit on revaluation deficits of investment properties	**(76.4)**	(146.5)
Asset impairments and disposals	**(10.2)**	25.3
Minority interests	**0.1**	-
Underlying profit attributable to shareholders	**173.7**	192.4

8 Tangible assets

	Investment properties US$m	Other properties US$m	Other assets US$m	Total US$m
2003				
Net book value at 1st January	**6,249.8**	**10.8**	**2.2**	**6,262.8**
Exchange rate adjustments	**27.6**	**-**	**-**	**27.6**
Additions	**53.8**	**0.2**	**0.1**	**54.1**
Depreciation	**-**	**(0.2)**	**(0.9)**	**(1.1)**
Decrease in fair value	**(824.3)**	**-**	**-**	**(824.3)**
Net book value at 31st December	**5,506.9**	**10.8**	**1.4**	**5,519.1**
Valuation/cost less provisions	**5,506.9**	**13.3**	**7.1**	**5,527.3**
Cumulative depreciation	**-**	**(2.5)**	**(5.7)**	**(8.2)**
	5,506.9	**10.8**	**1.4**	**5,519.1**
2002				
Net book value at 1st January	7,107.0	10.9	2.9	7,120.8
Exchange rate adjustments	15.8	0.1	-	15.9
Additions	118.4	-	0.3	118.7
Depreciation	-	(0.2)	(1.0)	(1.2)
Decrease in fair value	(987.7)	-	-	(987.7)
Release of contingency	(3.7)	-	-	(3.7)
Net book value at 31st December	6,249.8	10.8	2.2	6,262.8
Valuation/cost less provisions	6,249.8	13.1	7.1	6,270.0
Cumulative depreciation	-	(2.3)	(4.9)	(7.2)
	6,249.8	10.8	2.2	6,262.8

8 Tangible assets continued

	2003 US$m	2002 US$m
Analysis of additions by business		
Property	54.0	118.4
Corporate	0.1	0.3
	54.1	118.7
Analysis of additions by geographical area		
Hong Kong	53.6	118.7
Southeast Asia	0.5	-
	54.1	118.7
Analysis of depreciation by business		
Property	0.2	0.2
Corporate	0.9	1.0
	1.1	1.2

The Group's investment properties were revalued at 31st December 2003 by Jones Lang LaSalle Ltd on an open market value basis calculated on the net income allowing for reversionary potential on a current use basis and as a result, a deficit of US$824.3 million (2002: US$987.7 million) has been charged to the consolidated profit and loss account.

All the Group's investment properties are held under leases with unexpired lease term of more than 20 years except for The Hong Kong Club Building, which is held under a sub-lease. Details concerning all of the Group's investment properties are set out on page [ ].

Certain investment properties are under mortgage to various banks as shown in Note 16.

9 Joint ventures

	2003 US$m	2002 US$m
Share of attributable net assets	24.6	59.3
Net amounts due from joint ventures	242.7	184.8
	267.3	244.1

The Group's share of assets and liabilities and results of joint ventures are summarised below:

	2003 US$m	2002 US$m
Tangible assets	398.1	305.1
Other long-term assets	7.7	27.4
Current assets	48.8	40.1
Current liabilities	(98.2)	(46.6)
Long-term liabilities	(88.9)	(81.8)
Minority interests	(0.2)	(0.1)
	267.3	244.1
Revenue	11.9	10.2
Loss before tax	(5.3)	(4.1)
Loss after tax	(6.2)	(4.3)
Capital commitments	213.1	247.2

10 Other investments

	2003 US$m	2002 US$m
Unlisted investments	3.7	3.7

The Group's other investments are available-for-sale financial assets and are shown at fair value with reference to the underlying investments or using discounted cash flow analyses.

11 Deferred tax assets

Deferred tax assets of US$7.4 million (2002: US$9.3 million) arising from unused tax losses of US$41.3 million (2002: US$56.2 million) have not been recognised.

12 Pension assets

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds.

Defined contribution scheme

The defined contribution scheme includes a death benefit based on final salary. The death benefit is covered separately by an insurance policy taken out by the Group.

	2003 US$m	2002 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Contributions to the scheme	**1.5**	1.6
Costs of death and disability benefits	**0.2**	0.1
	1.7	1.7

Defined benefit scheme

The defined benefit scheme which is a final salary and funded plan is valued annually by an independent qualified actuary using the projected unit credit method.

	2003 US$m	2002 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Current service cost	**1.6**	1.6
Interest cost	**1.0**	1.1
Expected return on plan assets	**(1.3)**	(1.6)
Net actuarial loss recognised	**0.3**	-
Expense recognised	**1.6**	1.1
Actual surplus/(deficit) on plan assets in the year	**5.7**	(2.4)

The above amounts are all recognised in arriving at operating loss and are included in recoverable costs and administration expenses.

The amounts recognised in the consolidated balance sheet are as follows:

	2003	2002
Fair value of plan assets	23.2	18.2
Present value of pension obligations	(15.9)	(16.3)
	7.3	1.9
Unrecognised actuarial losses	1.5	7.5
Pension assets	8.8	9.4

12 Pension assets continued

	2003 US$m	2002 US$m
Movements in pension assets recognised in the consolidated balance sheet are as follows:		
At 1st January	9.4	9.4
Expense recognised in the consolidated profit and loss account	(1.6)	(1.1)
Contributions paid	1.0	1.1
At 31st December	8.8	9.4

	2003 %	2002 %
The principal actuarial assumptions are as follows:		
Discount rate applicable to pension obligations	5.5	6.0
Expected return on plan assets	6.0	7.0
Future salary increases	5.0	6.0

The pension plan assets do not include any ordinary shares of the Company (2002: Nil).

13 Debtors, prepayments and others

	2003 US$m	2002 US$m
Stocks and stores	0.4	0.4
Trade debtors	16.6	11.4
Interest rate swaps	63.6	105.2
Prepayments	63.4	44.0
Other	2.1	79.9
	146.1	240.9

14 Bank balances and other liquid funds

	2003 US$m	2002 US$m
Bank balances	599.6	446.5
Liquid investments	-	104.1
	599.6	550.6

The average fixed interest rate on bank balances of US$167.6 million (2002: US$297.6 million) is 4.9% (2002: 6.2%).

15 Creditors and accruals

	2003 US$m	2002 US$m
Trade creditors	62.9	77.9
Tenants' deposits	60.2	61.9
Interest rate swaps	26.9	55.8
Other	28.6	23.5
	178.6	219.1

16 Borrowings

	2003 US$m	2002 US$m
Current		
Bank overdrafts	2.2	4.0
Short-term borrowings	77.3	38.5
Current portion of long-term borrowings	2.0	25.6
	81.5	68.1
Long-term borrowings		
Bank loans	1,238.7	1,389.0
7% United States Dollars bonds due 2011	655.2	685.6
3% Hong Kong Dollars notes due 2006	191.7	-
	2,085.6	2,074.6
	2,167.1	2,142.7
Secured	2.0	264.8
Unsecured	2,165.1	1,877.9
	2,167.1	2,142.7
Due dates of repayment		
Beyond five years	1,144.7	1,019.0
Between two and five years	940.9	912.6
Between one and two years	-	143.0
Within one year	81.5	68.1
	2,167.1	2,142.7

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
By currency					
2003					
Hong Kong Dollars	3.1	1.5	889.6	930.4	1,820.0
Singapore Dollars	2.1	1.1	141.1	139.8	280.9
United States Dollars	1.8	-	-	66.0	66.0
Vietnamese Dong	6.6	-	-	0.2	0.2
			1,030.7	1,136.4	2,167.1

16 Borrowings continued

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2002					
Hong Kong Dollars	4.7	1.6	932.1	873.2	1,805.3
Singapore Dollars	2.1	1.0	121.1	154.5	275.6
United States Dollars	2.2	-	-	61.1	61.1
Vietnamese Dong	8.3	-	-	0.7	0.7
			1,053.2	1,089.5	2,142.7

The 7% bonds with nominal value of US$600 million due 2011, which are listed on the Luxembourg Stock Exchange, were swapped into Hong Kong Dollars floating rate borrowings.

The carrying amounts of borrowings approximate their fair value. The fair value of long-term borrowings is estimated using the expected future payments discounted at market interest rates prevailing at the year end.

Mortgages have been granted over certain properties of total open market value at 31st December 2003 of US$6.2 million (2002: US$1,666.0 million) as security in respect of the Group's secured bank loans.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

17 Deferred tax liabilities

	2003 US$m	2002 US$m
Accelerated capital allowances	**16.7**	11.1
Revaluation surpluses of investment properties	**572.5**	646.7
Other temporary differences	**4.4**	3.1
	593.6	660.9

18 Net operating assets

	Operating assets US$m	Operating liabilities US$m	Joint ventures US$m	Other assets US$m	Other liabilities US$m	Total US$m
By business						
2003						
Property	**5,635.5**	**(120.3)**	**240.9**	**22.8**	**(2,776.8)**	**3,002.1**
Infrastructure	**3.7**	**(0.2)**	**26.4**	**-**	**-**	**29.9**
Corporate	**-**	**-**	**-**	**660.5**	**(51.5)**	**609.0**
	5,639.2	**(120.5)**	**267.3**	**683.3**	**(2,828.3)**	**3,641.0**
2002						
Property	6,360.5	(134.1)	186.8	27.3	(2,839.0)	3,601.5
Infrastructure	-	(2.9)	57.3	-	-	54.4
Corporate	-	-	-	728.6	(73.6)	655.0

18 Net operating assets continued

Analysis of operating assets by geographical area

	2003 US$m	2002 US$m
Hong Kong	5,394.1	6,102.0
Southeast Asia	241.8	258.5
	5,635.9	6,360.5

Operating assets and liabilities are those employed in and resulting from the operating activities of a business or in a geographical location.

Joint ventures include share of attributable net assets and unamortised goodwill on acquisition.

Other assets and liabilities include tax assets and liabilities, interest receivable and payable, cash and cash equivalents, and borrowings.

19 Share capital

	Ordinary shares in millions 2003	Ordinary shares in millions 2002	2003 US$m	2002 US$m
Authorised				
Shares of US$0.10 each	4,000.0	4,000.0	400.0	400.0
Issued and fully paid				
At 1st January and 31st December	2,295.2	2,295.2	229.5	229.5

20 Revenue and other reserves

	Revenue reserves US$m	Hedging reserve US$m	Exchange reserve US$m	Total US$m
2003				
At 1st January				
- as previously reported	**182.5**	**(44.5)**	**(29.7)**	**108.3**
- effect of adopting IAS 40 (revised 2003) net of tax	**4,055.2**	**-**	**(5.0)**	**4,050.2**
- as restated	**4,237.7**	**(44.5)**	**(34.7)**	**4,158.5**
Net exchange translation differences				
- amount arising in the year	**-**	**-**	**10.7**	**10.7**
Cash flow hedges				
- fair value gains	**-**	**4.9**	**-**	**4.9**
- transfer to consolidated profit and loss account	**-**	**16.3**	**-**	**16.3**
Net loss	**(568.5)**	**-**	**-**	**(568.5)**
Dividends (see Note 23)	**(133.5)**	**-**	**-**	**(133.5)**
At 31st December	**3,535.7**	**(23.3)**	**(24.0)**	**3,488.4**
of which:				
Joint ventures	**(1.9)**	**-**	**-**	**(1.9)**
2002				
At 1st January				
- as previously reported	395.1	(22.9)	(58.6)	313.6
- effect of adopting IAS 40 (revised 2003) net of tax	4,795.0	-	(5.9)	4,789.1
- as restated	5,190.1	(22.9)	(64.5)	5,102.7
Net exchange translation differences				
- amount arising in the year	-	-	26.7	26.7
- transfer to consolidated profit and loss account	-	-	3.1	3.1
Revaluation of other investments				
- fair value gains	14.2	-	-	14.2
- transfer to consolidated profit and loss account	(87.2)	-	-	(87.2)
Cash flow hedges				
- fair value losses	-	(46.2)	-	(46.2)
- transfer to consolidated profit and loss account	-	24.6	-	24.6
Net loss	(679.1)	-	-	(679.1)
Dividends (see Note 23)	(200.3)	-	-	(200.3)
At 31st December	4,237.7	(44.5)	(34.7)	4,158.5
of which:				
Joint ventures	16.6	-	-	16.6

The analysis of the Company's reserves is shown in Note 30.

21 Own shares held

Own shares held represent the cost of 69.6 million (2002: 69.6 million) ordinary shares in the Company held by a wholly-owned subsidiary which acquired such shares in 1989.

22 Net asset value per share

Net asset value per share is calculated on shareholders' funds of US$3,640.2 million (2002: US$4,310.3 million) and on 2,225.6 million (2002: 2,225.6 million) shares issued at year end, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

Additional net asset value per share is also calculated based on adjusted shareholders' funds. The difference between adjusted shareholders' funds and shareholders' funds is reconciled as follows:

	2003	2002
	US$m	US$m
Shareholders' funds	**3,640.2**	4,310.3
Deferred tax on revaluation surpluses of investment properties	**575.2**	646.9
Adjusted shareholders' funds	**4,215.4**	4,957.2

23 Dividends

	2003	2002
	US$m	US$m
Final dividend in respect of 2002 of US¢4.00 (2001: US¢5.50) per share	**89.0**	122.4
Interim dividend in respect of 2003 of US¢2.00 (2002: US¢3.50) per share	**44.5**	77.9
	133.5	200.3

A final dividend in respect of 2003 of US¢4.00 (2002: US¢4.00) per share amounting to a total of US$89.0 million (2002: US$89.0 million) is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

24 Cash and cash equivalents

	2003	2002
	US$m	US$m
Bank balances and other liquid funds (see Note 14)	599.6	550.6
Bank overdrafts (see Note 16)	(2.2)	(4.0)
	597.4	546.6

25 Cash flow per share

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$125.8 million (2002: US$171.3 million) and is calculated on the weighted average number of 2,225.6 million (2002: 2,225.6 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

26 Financial instruments

The Company and its subsidiaries manage their exposure to financial risks using a variety of techniques and instruments including derivatives. Speculative transactions are strictly prohibited.

Foreign exchange risk

Foreign currency transactional exposures are covered on a consistent basis by forward contracts where feasible and cost effective. For investments in foreign subsidiaries and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material, assets are partially hedged for management of balance sheet translation risk.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps.

Liquidity and funding risk

The Group's ability to fund prospective investment opportunities and existing debt requirements is achieved by maintaining surplus cash and the availability of adequate committed funding lines from high quality financial institutions.

Counterparty risk

The Group's ownership of financial assets and management of financial transactions involve the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2003 were US$1,605.0 *million (2002:* US$1,976.4 *million).*

	2003 US$m	2002 US$m
The due dates of interest rate swaps at 31st December were as follows:		
Beyond five years	**200.0**	38.5
Between one and five years	**820.3**	1,378.0
Within one year	**584.7**	559.9
	1,605.0	1,976.4

At 31st December 2003, the fixed interest rates relating to interest rate swaps varied from 1.35% to 7.63% (2002: 1.85% to 8.775%).

The net fair values of interest rate swaps at 31st December were as follows:

	2003		2002	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges	**3.6**	**26.9**	11.3	55.8
Designated as fair value hedges	**60.0**	**-**	93.9	-

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

26 Financial instruments continued

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2003 were US$1,078.4 million (2002: US$546.2 million).

The net fair values of forward foreign exchange contracts at 31st December were as follows:

	2003		2002	
	Positive fair value US$m	Negative fair value US$m	Positive fair value US$m	Negative fair value US$m
Designated as economic hedges of net investment in foreign entities	0.9	4.7	0.5	-

The fair value of forward foreign exchange contracts is determined using foreign exchange market rates at the balance sheet date.

27 Capital commitments

	2003			2002		
	Contracted not provided US$m	Authorised not contracted US$m	Total US$m	Contracted not provided US$m	Authorised not contracted US$m	Total US$m
Capital expenditure	22.4	409.1	431.5	46.9	255.1	302.0
Contribution to joint ventures	-	138.9	138.9	-	132.4	132.4
	22.4	548.0	570.4	46.9	387.5	434.4

28 Contingent liabilities

	2003 US$m	2002 US$m
Guarantees in respect of		
- facilities made available to joint ventures	24.1	30.1
- Container Terminal 9 development in Hong Kong	39.1	78.1

29 Related party transactions

The Group has entered into a variety of transactions with the subsidiary undertakings of Jardine Matheson Holdings Limited ("Jardine Matheson group members"). The most significant of these transactions are as follows:

Management fee

The management fee payable by the Group under an agreement entered into in 1995, to Jardine Matheson Limited was US$0.9 million (2002: US$0.9 million), being 0.5% per annum of the Group's underlying profit in consideration for management consultancy services provided by Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited.

Property and other services

The Group rented properties to Jardine Matheson group members. Gross rents on such properties in 2002 amounted to US$2.7 million (2002: US$4.3 million).

Jardine Matheson group members provided property maintenance and other services to the Group in 2003 in aggregate amounting to US$20.4 million (2002: US$21.1 million).

Acquisition of a 25% interest in P.T. Jakarta Land

30 Summarised balance sheet of the Company

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2003 US$m	2002 US$m
Net operating assets		
Investments at cost		
Unlisted shares in subsidiaries	**4,481.6**	4,481.6
Net amounts due to subsidiaries	**(901.4)**	(860.8)
	3,580.2	3,620.8
Creditors and other accruals	**(11.8)**	(11.5)
	3,568.4	3,609.3
Capital employed		
Share capital (see Note 19)	**229.5**	229.5
Revenue and other reserves		
Contributed surplus	**2,364.7**	2,364.7
Revenue reserves	**974.2**	1,015.1
	3,338.9	3,379.8
Shareholders' funds	**3,568.4**	3,609.3

Subsidiaries are shown at cost less amounts provided.

The contributed surplus was set up on the formation of the Company in 1989 and, under the Bye-Laws of the Company, is distributable.

31 Principal subsidiaries and joint ventures

The principal subsidiaries and joint ventures of the Group at 31st December 2003 are set out below.

	Effective holding %	Issued share capital	Main activities	Country of incorporation
Subsidiaries				
Hongkong Land China Holdings Limited	100 *	US$ 200,000,000	Investment holding	Bermuda
Hongkong Land Limited	100 *	US$ 12,000	Group management	Bermuda
Hongkong Land International Holdings Limited	100 *	US$ 200,000,000	Investment holding	Bermuda
Hongkong Land Infrastructure Holdings Limited	100 *	US$ 12,000	Investment holding	Bermuda
The Hongkong Land Company, Limited	100	HK$ 1,293,180,006	Property investment	Hong Kong
The Hongkong Land Property Company, Limited	100	HK$ 200	Property investment	Hong Kong
HKL (Chater House) Limited	100	HK$ 1,500,000	Property investment	Hong Kong
HKL (Esplanade) Pte Limited	100	Ord. S$150,000,000 Pref. S$ 21,000	Property investment	Singapore
HKL (Prince's Building) Limited	100	HK$ 200	Property investment	Hong Kong
Foundasia (HK) Limited	100	HK$ 1,000	Property investment	Hong Kong
Mulberry Land Company Limited	100	HK$ 200	Property investment	Hong Kong
The Hongkong Land Finance (Cayman Islands) Company Limited	100	US$ 2	Finance	Cayman Islands
Joint ventures				
Asia Container Terminals Limited	28.5	HK$ 1,000	Container terminal	Hong Kong
Beijing Premium Real Estate Limited	40	US$ 12,000,000	Property development	Mainland China
G.S. Property Management Company Limited	48.9	Baht 245,000,000	Property investments and operations	Thailand
Grosvenor Land Property Fund Limited	21.4	Ord.US$ 28,000 Pref.US$ 100	Property investment	Bermuda
King Kok Investment Limited	35	US$ 10,000	Property investment	Mauritius
Normelle Estates Limited	50	HK$ 10,000	Property investment	Hong Kong
One Raffles Quay Pte Limited	33.33	S$ 6	Property development	Singapore
P.T. Jakarta Land	25	RP 3,320,000,000	Property development and asset management	Indonesia
Tradeport Hong Kong Limited	37.5	HK$ 400	Logistics centre	Hong Kong

* Owned directly

All effective holdings are unchanged from 2002 except for G.S. Property Management Company Limited and P.T. Jakarta Land, which are acquired during the year.

Hongkong Land Holdings Limited

NEWS RELEASE

To: Business Editor

24th February 2004
For immediate release

The following announcement was today issued to the London Stock Exchange.

HONGKONG LAND HOLDINGS LIMITED
2003 PRELIMINARY ANNOUNCEMENT OF RESULTS

Highlights

- Hong Kong office market stabilises in second half
- Central office portfolio vacancy reduced to 7%
- Major renovation of Landmark complex underway
- Good sales progress in three residential schemes

"With supply now beginning to tighten and demand returning to the Hong Kong market, a recovery in office rental levels should take place. This will however take time to work through into earnings."

Simon Keswick, *Chairman*
24th February 2004

Results

	Year ended 31st December		
		Restated	
	2003	2002	Change
	US$m	US$m	%
Underlying profit attributable to shareholders	**174**	192	–10
Loss attributable to shareholders	**(569)**	(679)	n/m
Shareholders' funds	**3,640**	4,310	–16
Adjusted shareholders' funds*	**4,215**	4,957	–15
	US¢	US¢	%
Underlying earnings per share	**7.80**	8.64	–10
Loss per share	**(25.54)**	(30.51)	n/m
Dividends per share	**6.00**	7.50	–20
	US$	US$	%
Net asset value per share	**1.64**	1.94	–15
Adjusted net asset value per share*	**1.89**	2.23	–15

* In preparing the Group's financial statements under International Financial Reporting Standards ('IFRS'), the fair value model for investment properties has been adopted in 2003. In accordance with this model, the Group's investment properties have been included at their open market value as determined by independent valuers. As there is no capital gains tax in territories where the Group has significant leasehold investment properties, no tax would be payable if those properties were to be sold at the amounts included in the financial statements. In relation to leasehold investment properties, however, IFRS require deferred tax on any revaluation amount to be calculated using income tax rates. This is in contrast to the treatment for the revaluation of element of freehold properties where IFRS require capital gains tax rates to be used. As Management considers that the Group's long leasehold properties have very similar characteristics to freehold property, the adjusted shareholders' funds and adjusted net asset value per share information is presented on the basis that would be applicable if the leasehold properties were freeholds. The adjustments made add back the deferred tax provided in the financial statements that would not have been provided if the properties were freeholds, which in any event would not be payable on a sale of the properties.

The final dividend of US¢4.00 per share will be payable on 12th May 2004, subject to approval at the Annual General Meeting to be held on 5th May 2004, to shareholders on the register of members at the close of business on 12th March 2004. The ex-dividend date will be on 10th March 2004, and the share registers will be closed from 15th to 19th March 2004, inclusive.

- more -

Issued by: **Hongkong Land Limited**
Incorporated in Bermuda with limited liability
8th Floor, One Exchange Square, Hong Kong
www.hkland.com

HONGKONG LAND HOLDINGS LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2003

OVERVIEW

While the Hong Kong office market remained very competitive throughout the year, the last quarter saw a recovery in sentiment following nearly three years of decline. The Group continued to attract new tenants, with vacancy in its Central office portfolio reduced to 7% by the year-end.

PERFORMANCE

Net rental income fell by 11% compared with 2002. Lower average rents, which continued to fall as negative reversions worked through the portfolio, were only partly offset by a full year contribution from Chater House. With net financing charges stable as debt levels were little changed, underlying earnings fell broadly in line with net rental income to US$174 million. Underlying earnings per share reduced similarly to US¢7.80.

The Independent Valuation of the Group's investment portfolio led to a net valuation deficit for the year of US$824 million. All of the fall took place in the first half of the year, with values recovering modestly in the second half. Under International Financial Reporting Standards, this deficit is charged to profit and loss account and was the predominant cause of the reduction of shareholders' funds of US$670 million. The revised application of the accounting standard on deferred tax resulted in a cumulative provision of US$573 million being made in respect of the Group's Hong Kong portfolio even though no such liability for tax would arise under the current tax regime should there be a property disposal. As a result of these factors, net asset value per share fell by 15% to US$1.64.

With the Group's core rental market having stabilised, the Directors have recommended that the final dividend be held at US¢4.00 per share for 2003. Together with the interim dividend of US¢2.00, this gives a total dividend of US¢6.00 for the year.

GROUP REVIEW

Despite the completion of significant additional office space in Hong Kong's Central District during the year, vacancy fell as demand began to recover and a number of businesses chose to move to Central from decentralised districts. Retail space continued to be in demand as domestic and tourist consumer spending improved. This market background helped the Group reduce its office vacancy significantly, while its retail portfolio remained close to fully let.

The Group's emphasis on building value in its core portfolio continued in 2003. Following the completion of Chater House in 2002, the refurbishment of the retail podium of Alexandra House was completed in the last quarter of 2003 and was 97% pre-let on completion. A major renovation of the Landmark complex, including the addition of a luxury hotel, is now the prime focus of investment in Hong Kong.

Outside Hong Kong, construction at One Raffles Quay in Singapore continued amid signs of stabilisation in the office market in the city.

The Group's residential business made further progress, both in terms of construction, where Phase II of Central Park in Beijing is now underway, and in sales, with Phase I of that development sold out, and encouraging sales at both of the Group's residential developments in Hong Kong; Ivy on Belcher's and Stanley Court.

In Indonesia, the Group purchased a 25% stake in Jakarta Land, a premium office investment and development company in central Jakarta.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "With supply now beginning to tighten and demand returning to the Hong Kong market, a recovery in office rental levels should take place. This will however take time to work through into earnings."

CHIEF EXECUTIVE'S REVIEW

STRATEGIC FOCUS

The Group's main priority is the maximisation of its core asset values in Central, through the right balance of redevelopment and renovation of the physical assets, and continued strengthening of our customer relationships. This focus bore fruit in 2003 with a fully let retail portfolio and significantly lower office vacancy than the market average. This emphasis on our core commercial portfolio in Hong Kong will continue, together with limited strategic investments in other Asian cities. The Group's purchase of an interest in Jakarta Land reflects that strategy.

The objective of building a high quality residential business has made good progress, with the launch for sale of Phase II of Central Park in Beijing, and of Stanley Court and Ivy on Belcher's in Hong Kong.

In the infrastructure sector, our strategy of selective disposal of assets is being implemented with a significant reduction of the Group's exposure in this area.

COMMERCIAL PROPERTY

Central Portfolio

While the office market remained weak for most of the year, leasing activity was high, with a number of businesses taking advantage of the very competitive rents available in Hong Kong's Central District in their relocation and consolidation decisions. The relatively high level of vacancy prevailing in Central in the early part of the year encouraged this, with a range of options available to tenants seeking good locations and well-managed buildings.

The active market enabled the Group to reduce its level of vacancy throughout the year, despite the completion of IFC II midway through it. With 200,000 sq. ft of space given back to the Group in January by JPMorgan, following their relocation to Chater House, vacancy early in the year stood at 16%. By the half year, this had reduced to under 10%. Further progress was made in the second half, bringing the year-end level down to 7%, significantly lower than the market-wide figure in Central of 11%. This strong leasing performance reflected the signing of 72 new tenancies during 2003, surpassing the 40 new customers secured in 2002.

In the retail sector, the outbreak of SARS in the first half, while severe at the time, did not prove to have a significant impact on business over the year as a whole. The completion of the Alexandra House retail podium refurbishment in the fourth quarter was enthusiastically received in the market. The Group's efforts will now turn to the implementation of its multi-phase redevelopment scheme at The Landmark, which includes the addition of a 114-room luxury hotel to be managed by Mandarin Oriental. The scheme remains on target for phased completion between 2005 and 2007.

Commercial Properties Outside Hong Kong

In the fourth quarter, commercial capital values in Singapore stabilised after three years of decline. Our 100%-owned One Raffles Link remains fully let at premium rents in both its office and retail elements. At our joint-venture development at One Raffles Quay, construction continued with completion expected in early 2006.

In Vietnam, our Hanoi portfolio remains fully let at rents commanding significant premiums to the market.

During the year, our investment in the Gaysorn retail centre in Bangkok was restructured, and the Group now owns 49% of the equity of the business which is regarded as the prime luxury retail mall in Bangkok.

In Indonesia, the Group acquired a 25% interest in Jakarta Land, which owns 800,000 sq. ft of prime office space in downtown Jakarta, together with land bank adjoining the site. This small investment positions the Group to benefit from the future growth of Jakarta's CBD.

RESIDENTIAL PROPERTY

The sale of the remaining units in Phase I of Central Park, the Group's joint-venture development in Beijing, was completed during the year, despite the impact of SARS. Phase II was launched in the fourth quarter and healthy demand has led to about half of the units being pre-sold by year-end.

In Hong Kong, two residential sites were offered for sale in the fourth quarter, following the revival of market sentiment. By the year-end, over half of the town houses at Stanley Court on the south side of the Island and some 40% of the 140 units at the near-complete Ivy on

Belcher's in Western District had been sold. Progress was also made in seeking regulatory approvals for two potential developments in Tai Hang and Western District.

In the Philippines sales continued at Roxas Triangle which is close to 70% sold.

Grosvenor Land, our joint-venture residential property fund, has recently acquired two further investments in Tokyo. The value of its existing investments saw some improvement in the second half of the year.

INFRASTRUCTURE

A number of steps were taken to implement the strategy announced at the beginning of the year of selectively disposing of assets in this sector. The bulk of the Group's investment in China Water Company was sold in the first quarter, and the investments in China Infrastructure Group and Winstar were disposed of later in the year.

The Group's remaining infrastructure investments are a 37.5% stake in Tradeport, a 28.5% stake in Asia Container Terminals, both in Hong Kong, and a 13% stake in PTMM, a toll road in Indonesia. At Tradeport, the logistics terminal building was completed in the first quarter and initial customers have been signed, but the pace of marketing has been slower than anticipated. Progress in the construction of Container Terminal 9 is on plan for completion in mid-2004, following which ACT's interest will be swapped into CT8.

FINANCE

Two major financings were completed during the year, a HK$1.5 billion three-year fixed rate bond in April and a HK$5 billion seven-year bank syndication in July. Together with a range of smaller bi-lateral facilities, these have further extended the average maturity of the Group's committed funding facility to 5.2 years. Partly as a result of the long-term maturity of its debt, all of which is now unsecured, the rating agencies maintained the ratings of the Group's debt issues despite the weakening rental market.

- more -

OUTLOOK

Throughout the period of weak demand that has characterised our core office market since the close of 2000, the Group's focus on the quality of its buildings and services has enabled it to command a significant share of market transactions, despite the launch of 1.3 million sq. ft of competitive space during the year. With vacancy in Central now beginning to reduce, the Group is well positioned to capitalise on its leading position in Hong Kong's Central District.

Nicholas Sallnow-Smith
Chief Executive
24th February 2004

Hongkong Land Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
Revenue *(note 2)*	**383.7**	396.6
Cost of sales	**(100.5)**	(84.2)
Gross profit	**283.2**	312.4
Other income	**0.3**	0.5
Administrative and other expenses	**(27.9)**	(29.6)
	255.6	283.3
Decrease in fair value of investment properties	**(824.3)**	(987.7)
Asset impairments and disposals *(note 3)*	**10.2**	(25.3)
Operating loss *(note 4)*	**(558.5)**	(729.7)
Net financing charges	**(64.5)**	(64.8)
Share of results of joint ventures *(note 5)*	**(5.3)**	(4.1)
Loss before tax	**(628.3)**	(798.6)
Tax *(note 6)*	**60.0**	119.6
Loss for the year	**(568.3)**	(679.0)
Loss attributable to shareholders	**(568.5)**	(679.1)
Profit attributable to minority interests	**0.2**	0.1
	(568.3)	(679.0)
	US¢	US¢
Loss per share *(note 7)*	**(25.54)**	(30.51)

Hongkong Land Holdings Limited
Consolidated Balance Sheet
at 31st December 2003

	2003 US$m	Restated 2002 US$m
Net operating assets		
Tangible assets *(note 8)*		
Investment properties	**5,506.9**	6,249.8
Others	**12.2**	13.0
	5,519.1	6,262.8
Joint ventures	**267.3**	244.1
Other investments	**3.7**	3.7
Deferred tax assets	**6.5**	0.9
Pension assets	**8.8**	9.4
Other non-current assets	**0.6**	-
Non-current assets	**5,806.0**	6,520.9
Properties held for sale	**38.1**	48.1
Debtors, prepayments and others	**146.1**	240.9
Bank balances and other liquid funds	**599.6**	550.6
Current assets	**783.8**	839.6
Creditors and accruals	**(178.6)**	(219.1)
Borrowings *(note 9)*	**(81.5)**	(68.1)
Current tax liabilities	**(9.5)**	(26.9)
Current liabilities	**(269.6)**	(314.1)
Net current assets	**514.2**	525.5
Long-term borrowings *(note 9)*	**(2,085.6)**	(2,074.6)
Deferred tax liabilities	**(593.6)**	(660.9)
	3,641.0	4,310.9
Total equity		
Share capital	**229.5**	229.5
Revenue and other reserves	**3,488.4**	4,158.5
Own shares held	**(77.7)**	(77.7)
Shareholders' funds	**3,640.2**	4,310.3
Minority interests	**0.8**	0.6
	3,641.0	4,310.9

	US$	US$
Net asset value per share *(note 10)*	**1.64**	1.94

Hongkong Land Holdings Limited
Consolidated Statement of Changes in Equity
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
At 1st January		
Total equity		
- as previously reported	**260.4**	465.7
- effect of adopting IAS 40 (revised 2003) net of tax	**4,050.5**	4,789.3
- as restated	**4,310.9**	5,255.0
Attributable to minority interests	**(0.6)**	(0.5)
Shareholders' funds	**4,310.3**	5,254.5
Net exchange translation differences		
- amount arising in the year	**10.7**	26.7
- transfer to consolidated profit and loss account	**-**	3.1
Revaluation of other investments		
- fair value gains	**-**	14.2
- transfer to consolidated profit and loss account on disposal	**-**	(87.2)
Cash flow hedges		
- fair value gains/(losses)	**4.9**	(46.2)
- transfer to consolidated profit and loss account	**16.3**	24.6
Net gains/(losses) recognised directly in equity	**31.9**	(64.8)
Loss for the year	**(568.3)**	(679.0)
Total loss recognised	**(536.4)**	(743.8)
Profit attributable to minority interests	**(0.2)**	(0.1)
	(536.6)	(743.9)
Dividends *(note 11)*	**(133.5)**	(200.3)
Shareholders' funds at 31st December	**3,640.2**	4,310.3
At 31st December		
Total equity	**3,641.0**	4,310.9
Attributable to minority interests	**(0.8)**	(0.6)
Shareholders' funds	**3,640.2**	4,310.3

Hongkong Land Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
Cash flows from operating activities		
Operating loss	**(558.5)**	(729.7)
Depreciation and amortisation	**1.1**	1.2
Decrease in fair value of investment properties	**824.3**	987.7
Asset impairments and disposals	**(10.2)**	25.3
Increase in properties held for sale, debtors, prepayments and others	**(13.6)**	(22.0)
Increase/(decrease) in creditors and accruals	**3.1**	(0.9)
Interest received	**18.8**	29.5
Interest and other financing charges paid	**(83.2)**	(88.8)
Tax paid	**(31.9)**	(11.5)
Dividends received	**0.9**	2.0
	150.8	192.8
Cash flows from investing activities		
Major renovations expenditure	**(25.0)**	(21.5)
Developments capital expenditure	**(47.0)**	(102.7)
Investments in and loans to joint ventures	**(59.3)**	(20.3)
Purchase of other investments	**-**	(1.3)
Disposal of associates, joint ventures and other investments	**118.1**	4.0
	(13.2)	(141.8)
Cash flows from financing activities		
Net proceeds from issue of notes	**190.5**	-
Repayment of secured bank loans	**(262.9)**	(618.0)
Drawdown of unsecured bank loans	**349.5**	751.9
Repayment of unsecured bank loans	**(231.3)**	(5.8)
Dividends paid by the Company	**(133.2)**	(199.3)
	(87.4)	(71.2)
Effect of exchange rate changes	**0.6**	0.6
Net increase/(decrease) in cash and cash equivalents	**50.8**	(19.6)
Cash and cash equivalents at 1st January	**546.6**	566.2
Cash and cash equivalents at 31st December	**597.4**	546.6

	US¢	US¢
Cash flow per share *(note 12)*	**5.65**	7.70

Hongkong Land Holdings Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2003 which have been prepared in conformity with International Financial Reporting Standards, including International Accounting Standards ('IAS') and interpretations issued by the International Accounting Standards Board.

In 2003, the Group implemented IAS 1 (revised 2003) - Presentation of Financial Statements, IAS 2 (revised 2003) - Inventories, IAS 8 (revised 2003) - Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10 (revised 2003) - Events After the Balance Sheet Date, IAS 16 (revised 2003) - Property, Plant and Equipment, IAS 17 (revised 2003) - Leases, IAS 21 (revised 2003) - The Effects of Changes in Foreign Exchange Rates, IAS 24 (revised 2003) - Related Party Disclosures, IAS 27 (revised 2003) - Consolidated and Separate Financial Statements, IAS 28 (revised 2003) - Investments in Associates, IAS 31 (revised 2003) - Interests in Joint Ventures, IAS 32 (revised 2003) - Financial Instruments: Disclosure and Presentation, IAS 33 (revised 2003) - Earnings Per Share, IAS 39 (revised 2003) - Financial Instruments: Recognition and Measurement, and IAS 40 (revised 2003) - Investment Property. These revised standards are applied in advance of their effective dates.

In accordance with IAS 40 (revised 2003), leasehold properties held for long-term rental yields are classified as investment properties and carried at fair value. This is a change in accounting policy as in previous years these properties are carried at depreciated cost. The comparative figures for 2002 have been restated to reflect the change in policy. The effect of the change has been to decrease profit attributable to shareholders for the year ended 31st December 2002 and 2003 by US$739.8 million and US$671.3 million respectively, and to increase shareholders' funds at 1st January 2002 and 2003 by US$4,789.1 million and US$4,050.2 million respectively.

Other than described above, there have been no changes to the accounting policies described in the 2002 financial statements that affect profit or shareholders' funds resulting from the adoption of the above standards in the financial statements, as the Group was already following the recognition and measurement principles in those other standards. The comparative figures for 2002 have been adjusted or extended to conform with changes in presentation in the current year to take into account the disclosure requirements of the revised IAS which the Group implemented in 2003.

2. REVENUE

	2003 US$m	2002 US$m
By business		
Property		
Rental income	**303.8**	336.4
Service and management charges	**59.9**	60.2
Sales of residential properties	**20.0**	-
	383.7	396.6
By geographical area		
Hong Kong	**365.8**	378.3
Southeast Asia	**17.9**	18.3
	383.7	396.6

3. ASSET IMPAIRMENTS AND DISPOSALS

	2003		2002	
	Gross US$m	**Net US$m**	Gross US$m	Net US$m
Asset impairment reversals/ (provisions)	**7.0**	**7.0**	(50.5)	(50.5)
Profit on disposal of associates and joint ventures	**3.2**	**3.2**	25.2	25.2
	10.2	**10.2**	(25.3)	(25.3)
By business				
Property	**(0.8)**	**(0.8)**	(2.2)	(2.2)
Infrastructure	**11.0**	**11.0**	(46.1)	(46.1)
Corporate	**-**	**-**	23.0	23.0
	10.2	**10.2**	(25.3)	(25.3)

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

4. OPERATING LOSS

	2003 US$m	2002 US$m
By business		
Property	**276.1**	304.9
Infrastructure	**(0.6)**	(1.4)
Corporate	**(19.9)**	(20.2)
	255.6	283.3
Decrease in fair value of investment properties	**(824.3)**	(987.7)
Asset impairments and disposals *(note 3)*	**10.2**	(25.3)
	(558.5)	(729.7)

5. SHARE OF RESULTS OF JOINT VENTURES

	2003 US$m	2002 US$m
By business		
Property	**(3.9)**	(4.3)
Infrastructure	**(1.4)**	(0.3)
Corporate	**-**	0.5
	(5.3)	(4.1)

6. TAX

	2003 US$m	2002 US$m
Current tax	**(15.1)**	(23.6)
Deferred tax		
- revaluation surpluses of investment properties	**76.4**	146.5
- other temporary differences	**(1.3)**	(3.3)
	75.1	143.2
	60.0	119.6

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

7. LOSS PER SHARE

Loss per share is calculated on loss attributable to shareholders of US$568.5 million *(2002: US$679.1 million)* and on the weighted average number of 2,225.6 million *(2002: 2,225.6 million)* shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

Additional earnings per share are also calculated based on underlying profit attributable to shareholders. The difference between underlying profit attributable to shareholders and loss attributable to shareholders is reconciled as follows:

	2003 US$m	2002 US$m
Loss attributable to shareholders	**(568.5)**	(679.1)
Revaluation deficits of investment properties	**828.7**	992.7
Deferred tax credit on revaluation deficits of investment properties	**(76.4)**	(146.5)
Asset impairments and disposals	**(10.2)**	25.3
Minority interests	**0.1**	-
Underlying profit attributable to shareholders	**173.7**	192.4

8. TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	2003 US$m	2002 US$m
Tangible assets		
Net book value at 1st January	**6,262.8**	7,120.8
Exchange rate adjustments	**27.6**	15.9
Additions	**54.1**	118.7
Depreciation	**(1.1)**	(1.2)
Decrease in fair value	**(824.3)**	(987.7)
Release of contingency	**-**	(3.7)
Net book value at 31st December	**5,519.1**	6,262.8
Capital commitments	**570.4**	434.4

9. BORROWINGS

	2003 US$m	2002 US$m
Current		
Bank overdrafts	**2.2**	4.0
Short-term borrowings	**77.3**	38.5
Current portion of long-term borrowings	**2.0**	25.6
	81.5	68.1
Long-term borrowings		
Bank loans	**1,238.7**	1,389.0
7% United States Dollars bonds due 2011	**655.2**	685.6
3% Hong Kong Dollars notes due 2006	**191.7**	-
	2,085.6	2,074.6
	2,167.1	2,142.7
Secured	**2.0**	264.8
Unsecured	**2,165.1**	1,877.9
	2,167.1	2,142.7

The 7% bonds with nominal value of US$600 million due 2011, which are listed on the Luxembourg Stock Exchange, were swapped into Hong Kong Dollars floating rate borrowings.

10. NET ASSET VALUE PER SHARE

Net asset value per share is calculated on shareholders' funds of US$3,640.2 million *(2002: US$4,310.3 million)* and on 2,225.6 million *(2002: 2,225.6 million)* shares issued at year end, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

Additional net asset value per share is also calculated based on adjusted shareholders' funds. The difference between adjusted shareholders' funds and shareholders' funds is reconciled as follows:

	2003 US$m	2002 US$m
Shareholders' funds	**3,640.2**	4,310.3
Deferred tax on revaluation surpluses of investment properties	**575.2**	646.9
Adjusted shareholders' funds	**4,215.4**	4,957.2

11. DIVIDENDS

	2003 **US$m**	2002 US$m
Final dividend in respect of 2002 of US¢4.00 *(2001: US¢5.50)* per share	**89.0**	122.4
Interim dividend in respect of 2003 of US¢2.00 *(2002: US¢3.50)* per share	**44.5**	77.9
	133.5	200.3

A final dividend in respect of 2003 of US¢4.00 *(2002: US¢4.00)* per share amounting to a total of US$89.0 million *(2002: US$89.0 million)* is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

12. CASH FLOW PER SHARE

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$125.8 million *(2002: US$171.3 million)* and is calculated on the weighted average number of 2,225.6 million *(2002: 2,225.6 million)* shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

13. CONTINGENT LIABILITIES

	2003 **US$m**	2002 US$m
Guarantees in respect of		
- facilities made available to joint ventures	**24.1**	30.1
- Container Terminal 9 development in Hong Kong	**39.1**	78.1

The final dividend of US¢4.00 per share will be payable on 12th May 2004, subject to approval at the Annual General Meeting to be held on 5th May 2004, to shareholders on the register of members at the close of business on 12th March 2004. The ex-dividend date will be on 10th March 2004, and the share registers will be closed from 15th to 19th March 2004, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 23rd April 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 28th April 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Hongkong Land Limited
N R Sallnow-Smith (852) 2842 8300
Francis Heng (852) 2842 8400

Golin/Harris Forrest
C T Hew (852) 2501 7963

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2003 can be accessed through the Internet at 'www.hkland.com'.

NOTE TO EDITORS

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong where it owns and manages some five million sq. ft of prime office and retail space in the heart of the Central business district.

Hongkong Land Limited manages these assets and the Group's other property and infrastructure interests in Asia from Hong Kong by providing services to Group companies.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. Hongkong Land is a member of the Jardine Matheson Group.